EXHIBIT 99.1



ASSOCIATED ESTATES REALTY CORPORATION
FIRST QUARTER 2015 EARNINGS RELEASE

For Immediate Release   **For more information, please contact:**
Release Date: May 1, 2015   Jeremy Goldberg   (216) 797-8715

ASSOCIATED ESTATES REALTY CORPORATION REPORTS
FIRST QUARTER 2015 RESULTS
Operating FFO per Share of $0.29 In Line with Guidance

CLEVELAND - May 1, 2015 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) announced today its financial results for the first quarter ended March 31, 2015.

Quarterly Results

Operating Funds from Operations (Operating FFO), which excludes $1.1 million of expenses incurred by the Company during the quarter related to the Land and Buildings activism campaign and a $444,000 gain recognized in conjunction with the acquisition of our joint venture partner's interest in 5th and Huntington, was $0.29 per common share (diluted) for the quarter ended March 31, 2015 compared to Operating FFO of $0.30 per common share (diluted) for the quarter ended March 31, 2014. There were no FFO adjustments in the first quarter of 2014.

For the quarter ended March 31, 2015, net income applicable to common shares was $744,000, or $0.01 per common share (diluted), compared to net income applicable to common shares for the quarter ended March 31, 2014 of $42.1 million, or $0.73 per common share (diluted). The quarter over quarter decrease was driven by a $41.0 million gain associated with the sale of one property in the first quarter of 2014.

NOI for the quarter ended March 31, 2015 for the Company's same community portfolio increased 2.8% compared to the quarter ended March 31, 2014. Revenue increased by 2.1% and property operating expenses increased by 1.2%. Average occupancy for the same community portfolio for the first quarter of 2015 was 95.2% compared to 96.1% for the first quarter of 2014. Average monthly revenue per occupied unit for the same community portfolio for the first quarter of 2015 was $1,287 compared to $1,249 in the first quarter of 2014, a 3.0% increase.

A reconciliation of net income to FFO and Operating FFO is included in the table at the end of this press release, and in the First Quarter 2015 Supplemental Financial Information furnished with this earnings release to the Securities and Exchange Commission on Form 8-K, which is available on the Investors section of the Company's website at AssociatedEstates.com. The First Quarter 2015 Supplemental Financial Information provides additional financial information, including performance by region for the Company's portfolio.



ASSOCIATED ESTATES REALTY CORPORATION
FIRST QUARTER 2015 EARNINGS RELEASE

Transactional Activity

During the first quarter, the Company closed on the purchase of 1160 Hammond, a 345-unit property located in Atlanta, GA. The brand new property offers units with 10' ceilings, kitchen islands, granite countertops, tiled backsplashes, upscale cabinets and plank-style flooring. The property also has 16,000 square feet of amenity space and a smoke-free policy for its apartment homes.

Subsequent to quarter end, on April 6, 2015, the Company closed on the sale of Clinton Place Apartments, a 202-unit property located in southeast Michigan. The market cap rate on the sale is 5.9%, which is calculated on trailing twelve months NOI after a 3% management fee and marking real estate taxes to market.

Outlook

Given the Company's announcement on April 22, 2015 that it had entered into an agreement and plan of merger with an affiliate of a real estate fund managed by Brookfield Asset Management, the Company is not providing an outlook for the remainder of 2015 nor updating or affirming its previously issued guidance range for the full-year 2015 for EPS and Operating FFO per share.

For additional details regarding the Company's activities, see the Company's Supplemental Financial Information available on the Company's website at AssociatedEstates.com.

About Associated Estates

Associated Estates is a real estate investment trust and a member of the S&P 600, Russell 2000, and MSCI US REIT Indices. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 56 apartment communities containing 15,004 units located in 10 states, which include two committed acquisitions with 681 units that are being managed during lease-up and five apartment communities with 1,446 units in various stages of active development. For more information about the Company, please visit its website at AssociatedEstates.com.

FFO and Operating FFO are non-Generally Accepted Accounting Principles measures. The Company generally considers FFO and Operating FFO to be useful measures for reviewing the comparative operating and financial performance of the Company because FFO and Operating FFO can help one compare the operating performance of a company's real estate between periods or to different REITs. A reconciliation of net income attributable to the Company to FFO and Operating FFO is included in the table at the end of this press release and in the Fourth Quarter 2014 Supplemental Financial Information included with this earnings release and furnished to the Securities and Exchange Commission on Form 8-K.


Safe Harbor Statement

This communication contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Associated Estates, its management or the proposed transaction between Associated Estates and Brookfield, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Associated Estates undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transaction; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industry in which Associated Estates and Brookfield operate; effects of compliance with laws; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Associated Estates and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; changes in the economic climate in the markets in which Associated Estates owns and manages properties, including interest rates; the overall level of economic activity; the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by Associated Estates; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks; unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; losses resulting from property damage or personal injury that are not insured; results of litigation involving Associated Estates; the cost, disruption and diversion of management's attention associated with campaigns commenced by activist



investors seeking to influence Associated Estates to take particular actions favored by the activist or gain representation on Associated Estates' Board of Directors; information security breaches and other disruptions that could compromise our information and expose us to business interruption, increased costs, liability and reputational damage; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results and the risks that are described from time to time in Associated Estates' reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2014, as such report may have been amended. This document speaks only as of its date, and Associated Estates disclaims any duty to update the information herein.



Associated Estates
Great Living – It's What We Do®

ASSOCIATED ESTATES REALTY CORPORATION
FIRST QUARTER 2015 EARNINGS RELEASE

ASSOCIATED ESTATES REALTY CORPORATION
Financial Highlights
(in thousands, except per share data)

		Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Total revenue		$ 48,243	$ 49,715
Net income		$ 744	$ 42,273
Add:	Depreciation - real estate assets	15,144	14,795
	Amortization of intangible assets	166	974
Less:	Gain on disposition of properties	—	(40,966)
Funds from Operations (FFO) [1]		$ 16,054	$ 17,076
Add:	Shareholder activism costs	1,113	—
Less:	Gain on change in control	(444)	—
Operating FFO [2]		$ 16,723	$ 17,076
Add:	Depreciation - other assets	625	526
	Amortization of deferred financing fees	489	472
Less:	Recurring fixed asset additions	(1,551)	(1,845)
Funds Available for Distribution (FAD) [3]		$ 16,286	$ 16,229
Per share:			
FFO - diluted [1]		$ 0.28	$ 0.30
Operating FFO - diluted [2]		$ 0.29	$ 0.30
Dividends per share		$ 0.21	$ 0.19
Weighted average shares outstanding - diluted		58,225	57,833



(1)   The Company defines FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and nonrecurring except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, and excludes impairment write-downs of depreciable real estate and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

(2)   The Company defines Operating FFO as FFO, as defined above, excluding $1,113 of shareholder activism costs and the $444 gain on change in control for the three months ended March 31, 2015. The shareholder activism costs are included in general and administrative expense in the Company's Consolidated Statement of Operations and Comprehensive Income. We are providing this calculation as an alternative FFO calculation as we consider it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(3)   The Company defines FAD as FFO, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land, depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

The full text and supplemental financial information of this press release are available on Associated Estates' website at AssociatedEstates.com. To receive a copy of the results by mail or fax, please contact Investor Relations at (800) 440-2372. For more information, access the Investors section of AssociatedEstates.com.